ARTICLES SUPPLEMENTARY

                                       OF

                              TCI PORTFOLIOS, INC.


     TCI Portfolios, Inc., a Maryland corporation ("TCIP"), hereby files these Articles Supplementary as follows:

     1. TCIP is registered as an open-end investment company under the Investment Company Act of 1940.

     2. On November 21, 1992, the Board of Directors, acting in accordance with Section 2-105(c) of the Maryland General Corporation Law, increased the total number of shares of capital stock that TCIP has authority to issue.

     3. Immediately prior to the increase TCIP had the authority to issue 100 million shares of all classes of stock. As increased, TCIP now has the authority to issue 300 million shares of all classes of stock.

     4. Both immediately before the increase and after the increase, all shares authorized are classified as common stock.

     5. The par value of its common stock immediately before the increase was, and after the increase is, $1.00.

     6. Immediately prior to the increase, the aggregate par value of all shares of all classes of stock that TCIP is authorized to issue was $100,000,000. After giving effect to the increase, the aggregate par value of all shares of all classes of stock that TCIP is authorized to issue is $300,000,000.

     IN WITNESS WHEREOF, the undersigned Patrick A. Looby, Vice President of TCIP, acknowledges that this Articles Supplementary is the act of TCIP, and states that, to the best of his knowledge, information and belief, the matters and facts stated in this Articles Supplementary are true in all material respects and that this statement is made under penalties of perjury.

         Dated this 30th day of November, 1992.


                                           /s/Patrick A. Looby
                                           Patrick A. Looby
                                           Vice President

Witness

/s/John H. Hartenbach
John H. Hartenbach
Assistant Secretary